FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, December 26, 2016

Ger. Gen. No. 97/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref. SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 issued in 1989 by the Superintendence, duly authorized by the Board of Directors of Enel Américas S.A. (“Enel Américas” or the “Company”), I hereby inform you of the following significant event:

Today, the Superintendence of Securities and Insurance has completed the registration of 9,232,202,625 new shares of the Company, issued due to the merger by incorporation of Endesa Américas S.A. and Chilectra Américas S.A into Enel Américas.

Based on the above, the exchange of shares and the distribution of Enel Américas shares certificates for shares issued by the companies absorbed in the merger, Endesa Américas S.A. and Chilectra Américas S.A., shall take place as of December 29, 2016. As of that date, the holders of the shares issued by the absorbed companies may withdraw the new share certificates issued by Enel Américas, the absorbing company. The shareholders of Endesa Américas S.A. are entitled to receive 2.8 new shares of Enel Américas per each share of Endesa Américas S.A. owned on December 28, 2016. Similarly, shareholders of Chilectra Américas S.A. will be entitled to receive 4 new shares of Enel Américas per each share of Chilectra Américas S.A. owned on December 28, 2016.

Pursuant to the provisions of article 67 of the Chilean Companies Regulations, the date of the referred exchange  will be informed to shareholders and to the general public through a publication in El Mercurio newspaper of Santiago on December 27, 2016. Such notification will include the details of the exchange and will specify the address and office hours in which the shareholders may withdraw their new certificates of Enel Américas, according to their convenience.

Lastly, I hereby inform you that pursuant to the current legislation, the date established for the material exchange of shares is also the date on which the shares of Endesa Américas S.A. and Chilectra Américas S.A.  will cease their transactions.

Sincerely yours,

Domingo Valdés P.

General Counsel and Board Secretary

c.c.             Banco Central de Chile (Central Bank of Chile)

      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

      Bolsa de Comercio de Santiago (Santiago Stock Exchange)

      Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

      Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

      Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

      Depósito Central de Valores (Central Securities Depositary)

      Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: December 27, 2016